United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jimmy McNamara

100 F Street, N.E.

Washington, DC 20549

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1
Filed February 2, 2026
File No. 333-293147

REQUEST FOR WITHDRAWAL OF ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to our letter, dated February 10, 2026 in which we requested acceleration of the effective date of the above referenced Registration Statement to February 12, 2026 at 9:30 a.m. Eastern Standard Time. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Propanc Biopharma, Inc.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Operating Officer